55 E. 52nd Street New York, NY 10055 Tel 212.810.5300 www.blackrock.com

December 28, 2018

VIA EDGAR

Mr. Hugh West and Mr. Robert Klein
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	BlackRock, Inc. Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 9, 2018 File No. 001-33099

Dear Messrs. West and Klein:
Set forth below is the Company’s response to the comment of the Staff of the Commission on our above-referenced filing set forth in your letter of December 17, 2018.  For the convenience of the Staff, we have restated the comment in italics.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 47

1.
We note that you deduct distribution and servicing costs to arrive at an adjusted measure of revenue used for operating margin measurement. Considering that after the adoption of ASU 2014-09 you are required to present revenue and related costs on a gross basis, presenting them otherwise may violate Rule 100(b) of Regulation G by substituting individually tailored recognition and measurement methods for those of GAAP. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise your future filings to remove this adjustment.

The Company respectfully acknowledges the Staff’s comment but notes that the adjusted revenue number used for the calculation of operating margin, as adjusted, is not being presented as a substitute for GAAP revenue.  Rather, the adjustments are being presented solely in the calculation of operating margin, as adjusted.  The Company does not present adjusted revenue as a standalone metric in any of its filings nor does it otherwise separately discuss those amounts.

Consistent with how the Company has reported to its investors for more than a decade, the Company deducts from revenue used for operating margin, as adjusted, the costs related to distribution and servicing for which it receives offsetting revenue.  Upon adoption of ASC 606, distribution and servicing costs related to retrocession contracts for European funds as well as 12b-1 fees for U.S. mutual funds have been presented on a gross basis, which resulted in approximately a $1 billion full year increase to both distribution revenue and distribution expense.  Accordingly, the non-GAAP adjustment for distribution and servicing costs increased by $1 billion.  However, as both the GAAP distribution revenue and the distribution and servicing costs increased identically, the revenue used for calculating operating margin, as adjusted, (all other things holding equal) remained consistent with our historical presentation prior to the adoption of the new accounting rules.

We collect fees from many retail mutual fund investment vehicles globally, specifically related to the distribution and ongoing servicing of these funds by third-party client intermediaries.  We then pay out those identical fees to respective third-party client intermediaries who own the relationship with the retail client and who provide distribution services.  This is in comparison to other investment vehicles, including various institutional products and iShares® exchange-traded funds, that have differing distribution models where the investment products/vehicles generally do not charge specific distribution fees to be passed through to third-party client intermediaries.  Deducting distribution and servicing costs from revenues tied to retail products that require those fees to be passed through to third-party client intermediaries provides greater consistency within BlackRock and with other asset managers that have different mixes of distribution strategies (retail vs. institutional).

The dollar amount of distribution and servicing costs fluctuates each quarter based on the assets under management (“AUM”) and flows into those products, the geographic location of the AUM/flows, and the terms of each distribution agreement.  Fluctuations in the revenue (and the directly corresponding distribution and servicing cost paid to the third-party client intermediaries) creates volatility in our GAAP operating margin even though these transactions have no economic impact on the Company’s operations and profitability, including its GAAP operating income, net income or EPS.  In addition, in the U.S. retail market there has been a continued trend toward products that have little or no 12b-1 distribution fees, such as separate accounts.  Therefore, as the industry use of 12b-1 distribution fees continues to decrease, GAAP operating margin will actually increase as a consequence of the decline in the zero-margin pass through distribution revenue and expense.  This margin expansion has no correlation with management efforts to improve operating leverage in the business.

In addition, as disclosed in the Company’s proxy statement, because we believe operating margin, as adjusted, provides a useful assessment of our performance, we use such measure internally as an input to determine compensation for certain executives and compensation plans.  For example, operating margin, as adjusted, is one of several financial performance measures our Board of Directors uses to determine annual incentive amounts for our CEO and President. Operating margin, as adjusted, also is an input when determining individual Named Executive Officer total annual compensation.  Further, we utilize this metric in the BlackRock Performance Incentive Plan, a long-term incentive compensation plan, for senior leaders across the Company, as we believe this measure more accurately tracks our ability to efficiently manage our expense base in the context of revenue we generate.

We note that many other asset managers take a similar approach when reporting their results.  Thus, we believe deducting such distribution and servicing costs from our revenue when calculating operating margin, as adjusted, provides a useful and more comparable assessment of our operating performance and aligns with how we and others measure performance in our industry.  This, in turn, allows investors to make more informed decisions when deciding to buy or sell BlackRock securities.

In addition, we believe that operating margin, as adjusted, presents a useful measure of our efficiency and leverage and is a key metric for research analysts to measure and compare the Company’s operating results to other asset managers.  We believe analysts would continue to calculate this adjusted metric, even if no longer presented by us, for comparability with other asset managers.  For example, a Keefe, Bruyette & Woods report dated December 2, 2018 (which is available on request) stated:

In order to derive a better apples-to-apples margin comparison between asset managers with different business mixes, distribution strategies, and accounting practices, either distribution revenues or expenses, or some portion thereof, need to be subtracted from total revenues.  Whether one deducts revenues or expenses is partially a function of business mix and how a company reports its revenue and expenses.  Generally speaking, for a company with meaningful non-U.S.-related fund products and distribution expenses, distribution expense should be deducted from revenues.

As a result of the foregoing, the Company believes it is appropriate to continue to use adjusted revenue only for purposes of calculating operating margin, as adjusted.  The Company believes that the exclusion from GAAP revenue of distribution and servicing costs paid to third parties, for the sole purpose of calculating operating margin, as adjusted, is not misleading, but, in fact, helpful to investors given there is no impact on profitability and when taken in the context of BlackRock’s overall business and accompanying disclosures, as well as broader industry benchmarks.  Therefore, the Company does not believe such presentation violates Rule 100(b) of Regulation G.

* * *
We thank you for your attention to this response letter.  Please feel free to contact the undersigned at (212) 810-3100 or Marc Comerchero at (212) 810-3004 should you require any further information or have any questions concerning these matters.

Sincerely,

/s/ Gary S. Shedlin
Gary S. Shedlin
Senior Managing Director
and Chief Financial Officer

cc:	Deloitte & Touche LLP Skadden, Arps, Slate, Meagher & Flom LLP

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